Exhibit 99.1

CureVac Announces Financial Results for the Third Quarter and First Nine Months of 2025 and Provides Business Updates

•	German Federal Cartel Office clearance obtained for the planned BioNTech – CureVac transaction announced on June 12, 2025, marking an important step toward the expected closing later this year

•	Offer period for BioNTech’s public exchange offer for all outstanding CureVac N.V. shares began on October 21, 2025, and is scheduled to expire on December 3, 2025

•	German litigation with Pfizer/BioNTech related to mRNA-based COVID-19 vaccines has been paused pending completion of BioNTech’s public exchange offer

•	Received Clinical Trial Application (CTA) clearance from the European Medicines Agency (EMA) for CVHNLC squamous non-small cell lung cancer (sqNSCLC)

•	CVGBM (glioblastoma) Phase 1 Part B remains on track

•	Strong cash and cash equivalents position of €416.1 million as of September 30, 2025, confirming expected cash runway into 2028

•	CureVac received final audit report relating to the Advance Purchase Agreement with the European Commission for CureVac’s first-generation COVID-19 vaccine candidate

TÜBINGEN, Germany / BOSTON, USA – November 24, 2025 – CureVac N.V. (Nasdaq: CVAC), a pioneering multinational biotech company developing a new class of transformative medicines based on messenger RNA (mRNA), today announced financial results for the third quarter and first nine months of 2025 and provided a business update.

“This quarter, we have made continued progress toward completing the planned transaction with BioNTech, bringing us closer to realizing our shared vision of bringing together two pioneers in mRNA science with complementary capabilities and technologies,“ said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “Together, we aim to accelerate the development of innovative and transformative mRNA-based therapies for patients in need.”

Selected Business Updates

Definitive Purchase Agreement with BioNTech

•	The German Federal Cartel Office granted clearance for the planned transaction between BioNTech and CureVac announced on June 12, 2025, marking an important milestone toward the expected closing later this year.

•	The offer period for BioNTech’s public exchange offer for all outstanding CureVac N.V. shares began on October 21, 2025, and is scheduled to expire on December 3, 2025.

•	In connection with the offer, CureVac has convened an Extraordinary General Meeting of shareholders (EGM), which will take place on November 25, 2025.

Protection of Intellectual Property Rights

•	Litigation in Germany with Pfizer/BioNTech related to mRNA-based COVID-19 vaccines has been paused pending completion of BioNTech’s public exchange offer, which is expected to close in 2025.

2025 Oncology Milestones

•	CVGBM (glioblastoma): Data from Part B of the Phase 1 study remain on track.

•	CVHNLC (sqNSCLC): The EMA has granted CTA clearance for this off-the-shelf cancer immunotherapy candidate targeting squamous non-small cell lung cancer (sqNSCLC).

•	Individualized precision cancer immunotherapy: The program continues to progress. CureVac’s proprietary FRAMEpro antigen identification algorithm, automated manufacturing via the RNA Printer®, and cloud-based data handling system are being integrated into a streamlined, end-to-end workflow.

Financial Update for the Third Quarter and First Nine Months of 2025

Cash Position

Cash and cash equivalents totaled €416.1 million as of September 30, 2025, compared with €481.7 million at year-end 2024. During the first nine months of 2025, cash was mainly used for operating activities, primarily to support ongoing research and development (R&D) in oncology precision immunotherapies, prophylactic vaccines, and continued development of CureVac’s mRNA technology.

Cash outflow decreased significantly compared to the same period in 2024, mainly due to:

•	Non recurrence of extraordinary payments in the prior year related to the termination of raw material commitments and contract manufacturing organization (CMO)-related arbitration awards for the first-generation COVID-19 vaccine CVnCoV, and

•	the strategic restructuring initiated in July 2024 reduced personnel expenses and introduced broader cost-saving measures across the organization.

The company reaffirms its expected cash runway into 2028.

Further Balance Sheet Developments

On the assets side, changes compared to December 31, 2024, related to a decrease in non-current assets, mainly reflecting depreciation of existing property, plant and equipment (PPE) and right-of-use assets. Current assets increased due to the receivable from BioNTech associated with the U.S. settlement agreement (U.S. Settlement Agreement) and the U.S. license agreement (U.S. License Agreement) each entered into by and among CureVac SE and CureVac Manufacturing GmbH on the one hand and BioNTech SE, BioNTech Manufacturing GmbH and Pfizer, Inc. on the other hand on August 7, 2025.

On the liabilities side, the primary change compared to December 31, 2024, was an increase in other liabilities which included €120.9 million related to value added tax on the U.S. Settlement recognized in August 2025.

Revenues

Revenues were €54.1 million for the third quarter and €56.3 million for the first nine months of 2025, compared with €493.9 million and €520.7 million in the respective periods of 2024. This represents year-over-year decreases of €439.8 million and €464.4 million, both 89%, respectively.

The decline was primarily driven by the absence of the €480.4 million one-time revenue recognized in the third quarter of 2024 in connection with the new license agreement with GlaxoSmithKline Biologicals SA (GSK) closed in July 2024. Under the new license agreement CureVac received a non-refundable upfront payment of €400.0 million with no obligation to perform R&D work in connection with the newly granted licenses and CureVac and GSK agreed that all unfulfilled performance obligations from prior collaborations relating to R&D services had expired. As a result, the remaining €80.4 million contract liabilities for prior collaborations were also recognized as revenue in the third quarter of 2024.

In the third quarter of 2025 $50.0 million were recognized following the first amendment to the GSK license agreement concluded in August 2025. In addition, CureVac recognized €11.1 million in Q3 2025 related to royalties under the U.S. License Agreement with BioNTech and Pfizer, also closed in August 2025.

For the nine months ended September 30, 2025, CureVac recorded revenues of €43.3 million from GSK, €11.1 million from BioNTech, and €1.8 million from CRISPR Therapeutics, compared with €508.3 million, €0 million, and €12.4 million, respectively, in the prior-year period.

Operating Profit

Operating profit was €310.2 million for the third quarter and €193.7 million for the first nine months of 2025, compared with €368.4 million and €221.4 million in the respective prior-year periods. Operating profit was impacted by a positive one-time effect of $420.0 million for the three and nine months ended September 30, 2025, resulting from the net effect of the U.S. Settlement Agreement amounting to $370.0 million and $50.0 million related to the first amendment to the GSK license agreement closed in August 2025, compared to a positive one-time effect of €480.4 million in the respective prior year periods related to the new license agreement with GSK closed in July 2024.

The operating profit for 2025 reflects several drivers, partly influenced by the strategic restructuring initiated in July 2024, the proposed transaction with BioNTech, and the U.S. Settlement Agreement finalized in August 2025:

•	Cost of sales decreased substantially following the shift in organizational activities toward R&D associated with the new GSK license agreement. As the manufacturing organization now supports only the R&D pipeline, related costs are no longer recognized as cost of sales. The prior-year period also included extraordinary CMO arbitration expenses associated with the first-generation COVID-19 vaccine and raw material write-downs associated with inventory which would have been realizable under the previous GSK collaboration.

•	Research and development expenses increased primarily because manufacturing-related costs are now recorded as R&D rather than cost of sales. This increase was partly offset by cost reductions from the 2024 restructuring, while the prior year included elevated litigation expenses to enforce intellectual property rights.

•	General and administrative expenses were higher than in the prior year due to increased legal and advisory costs related to the proposed BioNTech transaction, partially offset by lower personnel expenses following the workforce reduction in 2024.

•	Other operating income rose significantly due to the recognition of $370 million from the U.S. Settlement Agreement executed in August 2025 between BioNTech, Pfizer, GSK and CureVac.

•	Other operating expenses declined compared to 2024, which had been impacted by a partial impairment of the production facility amounting to €36.6 million.

Financial Result

The net financial result for the three and nine months ended September 30, 2025, was a loss of €2.6 million and a gain of €2.2 million, respectively, compared with gains of €2.2 million and €8.0 million in the respective prior-year periods. The year-over-year changes were primarily due to unrealized foreign exchange losses.

Net Profit

Net profit for the three and nine months ended September 30, 2025, was €273.2 million and €161.6 million, respectively, compared with €338.0 million and €194.9 million in the same periods in 2024.

Basic And Diluted Earnings Per Share

Basic and diluted earnings per share for the third quarter of 2025 were €1.21, compared with €1.51 (basic) and €1.50 (diluted) in the prior-year quarter. For the first nine months of 2025, basic earnings per share were €0.72 and diluted earnings per share were €0.71, compared with €0.87 (basic) and €0.86 (diluted) for the prior-year period.

EU Advance Purchase Agreement Update

Final audit report relating to the Advance Purchase Agreement with the European Commission for CureVac’s first-generation COVID-19 vaccine candidate

On November 30, 2020, CureVac entered into an Advance Purchase Agreement (APA) with the European Commission (the EU Commission) for the supply of its first-generation COVID-19 vaccine candidate (CVnCoV). Under the APA, CureVac received an upfront payment of €450 million, for development and commercial supply activities of CVnCoV.

On July 24, 2024, the EU Commission informed CureVac that it had engaged Deloitte, S.L. (Deloitte) to conduct an audit of CureVac’s compliance with the APA. On September 17, 2025, the EU Commission provided CureVac with Deloitte’s draft audit report, which included preliminary findings alleging missing documentation, absence of project cost allocation, cost traceability and reconciliations, as well as inconsistencies between information submitted during the audit and financial information previously provided to the EU Commission. CureVac submitted objections to the findings of Deloitte’s draft audit report on October 17, 2025. On November 18, 2025, the EU Commission delivered to CureVac Deloitte’s final audit report, which was consistent with their draft audit report.

CureVac contested, and will continue to contest, the findings in Deloitte’s audit reports. If the European Commission will seek recovery of any portion or all of the €450 million upfront payment or to impose any fines related thereto, CureVac will defend itself against any such payment request or imposed fines to the fullest extent legally possible.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized precision immunotherapy candidates to treat cancer. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

CureVac, Tübingen, Germany

Corporate Communications

communications@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include the settlement of all pending patent disputes in the United States between the company, Pfizer, and BioNTech relating to mRNA-based COVID-19 vaccines, the Company's expectations regarding the outcome of pending litigation in other global jurisdictions, the expected completion of the public exchange offer between BioNTech and the Company, the discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, the timing and impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including risks related to the proposed acquisition by BioNTech, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, the impact of adverse settlements or other judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated form time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
(in thousands €, except per share data)	2024	2025	2024	2025
Revenue	493,902	54,134	520,711	56,272
Cost of sales	(21,931)	(375)	(104,344)	(3,462)
Selling and distribution expenses	(1,564)	(881)	(3,521)	(3,088)
Research and development expenses	(49,979)	(38,254)	(108,896)	(110,727)
General and administrative expenses	(16,672)	(24,548)	(51,723)	(66,351)
Other operating income	1,637	320,434	6,792	321,982
Other operating expenses	(37,014)	(302)	(37,577)	(890)
Operating profit	368,379	310,209	221,441	193,735
Finance income	2,334	3,291	8,637	9,040
Finance expenses	(141)	(5,919)	(636)	(6,816)
Profit before income tax	370,572	307,580	229,442	195,959
Income tax (expense)	(32,529)	(34,351)	(34,496)	(34,374)
Net profit for the period	338,043	273,229	194,947	161,585
Other comprehensive income (loss):
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	124	(4)	45	(347)
Total comprehensive income for the period	338,167	273,226	194,992	161,238
Earnings per share
Basic earnings per share	1.51	1.21	0.87	0.72
Diluted earnings per share	1.50	1.21	0.86	0.71

Interim Condensed Consolidated Statements of Financial Position

	December 31,	September 30,
(in thousands €)	2024	2025
		(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	25,155	24,680
Property, plant and equipment	204,946	199,880
Right-of-use assets	39,706	35,723
Other assets	1,514	1,437
Deferred tax assets	5,092	3,788
Total non-current assets	276,412	265,508
Current assets
Assets held for sale	1,597	1,481
Inventories	541	541
Trade receivables	14,077	19,599
Contract assets	2,764	—
Other financial assets	3,622	3,123
Prepaid expenses and other assets	16,271	424,518
Current tax assets	5,794	7,760
Cash and cash equivalents	481,748	416,090
Total current assets	526,414	873,111
Total assets	802,827	1,138,619
Equity and liabilities
Equity
Issued capital	26,921	27,022
Capital reserve	2,073,444	2,086,728
Accumulated deficit	(1,403,796)	(1,242,211)
Other comprehensive income / (loss)	39	(309)
Total equity	696,608	871,230
Non-current liabilities
Lease liabilities	33,644	30,302
Contract liabilities	—	593
Deferred tax liabilities	227	227
Other liabilities	—	99
Total non-current liabilities	33,871	31,221
Current liabilities
Lease liabilities	5,321	4,765
Trade and other payables	17,272	8,715
Provisions	1,956	1,000
Other liabilities	29,545	179,239
Income taxes payable	18,254	42,086
Contract liabilities	—	362
Total current liabilities	72,348	236,167
Total liabilities	106,219	267,388
Total equity and liabilities	802,827	1,138,619

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
(in thousands €)	2024	2025
Operating activities
Profit before income tax	229,442	195,959
Adjustments to reconcile loss before tax to net cash flows
Finance income	(8,637)	(9,040)
Finance expense	636	6,816
Depreciation and amortization	14,505	13,345
Impairment / (reversal of impairment) of intangible assets, property, plant and equipment and right-of-use assets	39,889	(100)
Loss on disposal of fixed assets	628	272
Impairment of inventory	23,670	—
Share-based payment expense	2,807	4,148
Other operating income	—	(227)

Working capital changes
Decrease / (increase) in trade receivables, contract assets, assets held for sale and other assets	20,856	(410,597)
Decrease / (increase) in inventory	661	—
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(135,387)	142,426
Decrease in provisions	(24,146)	(956)
Income taxes paid	(2,116)	(2,142)
Interest received	7,361	8,209
Interest paid	(1,757)	(1,689)
Net cash flow provided by / (used in) operating activities	168,413	(53,575)

Investing activities
Purchase of property, plant and equipment	(11,780)	(1,455)
Purchase of intangible assets	(4,094)	(933)
Net cash flow used in investing activities	(15,874)	(2,388)

Financing activities
Payments on lease obligations	(3,775)	(3,910)
Payment on / proceeds from treasury shares/exercise of options	(60)	—
Net cash flow used in financing activities	(3,835)	(3,910)

Net increase / (decrease) in cash and cash equivalents	148,704	(59,873)
Effect of exchange rate changes on cash and cash equivalents	(293)	(5,786)
Cash and cash equivalents, beginning of period	402,452	481,748
Cash and cash equivalents, end of period	550,862	416,090

Basis of presentation

The Unaudited Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income, Financial Position, and Cash Flows have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and in accordance with IAS 34 “Interim Financial Reporting”. The selected explanatory notes and the statement of changes in equity required by IAS 34 are not provided. The same accounting policies were applied as used for the Consolidated Financial Statements as of December 31, 2024.